October 31, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attention: Jessica Livingston

100 F Street, NE

Washington, D.C. 20549

Re:                             Rule 477 Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-174210)

Ms. Livingston:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Midland States Bancorp, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Registration Statement on Form S-1 (File No. 333-174210), together with all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Commission on May 13, 2011 and amended on June 21, 2011, July 20, 2011 and July 28, 2011.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates at this time due to current market conditions in the United States.  The Registration Statement has not been declared effective by the Commission under the Securities Act to date, and the Company hereby confirms that no securities have been sold pursuant to the Registration Statement.  Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or the earliest practicable date hereafter.

The Company also advises the Commission, pursuant to Rule 477(c) under the Securities Act, that it reserves the right to undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

In addition, the Company hereby respectfully requests that the Commission grant the withdrawal of the Company’s Registration Statement on Form 8-A (File No. 001-35272), together with all exhibits thereto (the “Form 8-A”), filed with the Commission on August 4, 2011, with such request to be granted effective concurrently with the withdrawal of the Registration Statement to which it relates.

Please fax a copy of the order granting the withdrawal of the Registration Statement and Form 8-A to the Company’s legal counsel, Robert M. Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg, LLP, at (312) 984-3150, as soon as available.  If the Commission has any questions or requires any additional information with regard to this matter, please contact Mr. Fleetwood at (312) 629-7329.

Sincerely,

/s/ Jeffrey G. Ludwig
Jeffrey G. Ludwig
Executive Vice President and Chief Financial Officer
Midland States Bancorp, Inc.